SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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January 11, 2010

BY EDGAR AND FACSIMILE

Lynda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	DryShips Inc.
Form 20-F for the year ended December 31, 2008
Filed March 27, 2009
File Number 001-33922

Dear Ms. Cvrkel,

We refer to (i) the annual report on Form 20-F for the year ended December 31, 2008, filed by DryShips Inc. (the "Company") with the U.S. Securities and Exchange Commission (the "Commission") on March 27, 2009, as amended by Amendment No. 1 on Form 20-F/A, filed with the Commission on April 3, 2009 (the "Annual Report"); and (ii) the current report on Form 6-K furnished to the Commission on October 28, 2009 (the "Current Report").

By letter dated December 23, 2009 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Annual Report and the Current Report.

This letter responds to the Staff's Comment Letter.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Results of Operations

Goodwill Impairment, page 75

Note 10-Acquisition of Ocean Rig, page F-36

1.
We note from the disclosure in Note 10 that the Company acquired the remaining interest in Ocean Rig ASA during the first half of 2008 for total consideration of approximately $1.4 billion and allocated $700 million of the purchase price to goodwill. We also note from the disclosure in Note 10 that at December 31, 2008, the Company performed its annual impairment test for goodwill and determined that the goodwill associated with its drilling rigs unit was impaired and as a result, the Company recognized a goodwill impairment for the full carrying amount of goodwill associated with this reporting unit in the amount of approximately $700 million.

Securities and Exchange Commission
January 11, 2010

Although you describe in your significant accounting policies disclosures included in Note 2 and in your Critical Accounting Policies discussion in MD&A, the methods used to determine the fair value of your reporting units, (including that of your drilling rigs unit) we do not believe these disclosures are sufficiently informative as they do not explain what changes in facts or circumstances occurred from the date you acquired the controlling interest in Ocean Rigs through December 31, 2008 that resulted in the recognition of the goodwill impairment charge. Given the relatively short period of time that elapsed between when you acquired the remaining interest in this entity and December 31, 2008, please tell us and significantly expand your disclosures in MD&A and the notes to the financial statements in future filings to explain the nature and timing of the changes in facts and circumstances that occurred from the date you acquired the remaining interest in this entity and December 31, 2008, which resulted in the recognition of the goodwill impairment charge with respect to the entire carrying amount of goodwill associated with this acquisition.

In response to the Staff's comment, the Company would like to provide the Staff with an explanation of the nature and timing of the changes in facts and circumstances that occurred from the date the Company acquired the remaining interests in Ocean Rig ASA ("Ocean Rig") through December 31, 2008 that resulted in the Company's recognition of the goodwill impairment charge with respect to the entire carrying amount of goodwill associated with the acquisition.

As described in Note 10, the Company acquired Ocean Rig in a series of step acquisitions by first acquiring 30.4% of the then issued and outstanding shares on December 20, 2007, followed by series of share purchases during 2008 that resulted in the Company gaining control of Ocean Rig on May 14, 2008, and completing the acquisition of 100% of Ocean Rig's issued and outstanding shares on July 10, 2008.

Throughout most of 2008, the ultra deepwater drilling market remained strong and continued to improve with a number of drilling contracts providing for historically high day rates. These factors were reflected in the share price of Ocean Rig when it had traded on the Oslo Stock Exchange prior to the completion of the acquisition.

In the fourth quarter of 2008, the global financial crisis severely impacted worldwide capital markets. The drilling rig industry was further affected when, from the fourth quarter of 2008 through the first quarter of 2009, the oil prices decreased and the oil companies delayed or cancelled various planned projects resulting in a slow-down in the ultra deepwater market. Near-term market conditions were also adversely impacted by depressed commodity prices, the ongoing world-wide financial turmoil and economic recession coupled with the overall equity market decline, which significantly impacted the shipping industry and the Company's consolidated market capitalization.

Securities and Exchange Commission
January 11, 2010

Upon the acquisition of Ocean Rig, the Company assigned all of the acquired goodwill to the Drilling Rigs operating segment and a reporting unit identified for the purposes of the annual goodwill impairment test. In addition to the two semi-submersible drilling rigs owned by Ocean Rig, the Company's Drilling Rigs reporting unit included two ultra deepwater newbuilding drillships under construction that were acquired by the Company in a separate April 2008 transaction. The future capital commitments contributed to the decline in undiscounted net cash flows when performing reporting unit valuation under the income approach.

The Company modified its assumptions used in the initial purchase price allocation calculation to account for the deterioration in market conditions between May and December 2008, as well as the decline in the overall market capitalization of the consolidated entity as of December 31, 2008. This resulted in an increase in the long-term weighted average cost of capital ("WACC"), which together with the slowing of the deepwater drilling market, resulted in a downward revision of annual revenue growth as follows:

	Initial Purchase Price Allocation	December 31, 2008
WACC	8.5%	9.8%
Annual Revenue Growth over Next Five Years	13.6%	12.7%

Furthermore, the decline in the global economy negatively impacted publicly traded company multiples used when estimating fair value under the market approach.

The analysis for Step 2 goodwill impairment assessment is summarized below:

Drilling Rigs reporting unit	Amount (in thousands USD)
Book Value of Net Assets without Goodwill	975,971
Fair Value of Net Assets	799,163
Implied Value of Goodwill	(176,808)

The results of the Step 2 analysis showed that the fair value of the Drilling Rigs reporting unit was lower than its book value. Therefore, the Company concluded that the entire goodwill balance was impaired and a corresponding impairment charge was recognized for the year ended December 31, 2008.

Securities and Exchange Commission
January 11, 2010

Accordingly, the Company believes that a goodwill impairment charge with respect to the entire carrying amount of goodwill associated with its acquisition of Ocean Rig was warranted due to the global capital markets collapse during the fourth quarter of 2008 and the reduced spending by oil companies through the end of the year.

As disclosed in the Note 2(q) to the Consolidated Financial Statements, the Company had considered the overall market decline and performed an impairment review of its long-lived assets. As a result of this analysis, no assets were considered to be impaired and the Company has not recognized any impairment charge for any long-lived or intangible assets for the year ended December 31, 2008.

The Company respectfully advises the Staff that it will expand the Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to the Consolidated Financial Statements in future filings to explain the nature and timing of the changes in facts and circumstances that occurred from the date it acquired the remaining interest in Ocean Rig and December 31, 2008, which resulted in the recognition of the goodwill impairment charge with respect to the entire carrying amount of goodwill associated with this acquisition.

The Company's proposed disclosure to be included in the Critical Accounting section of the Management's Discussion and Analysis of Financial Condition and Results of Operations and in the Notes to the Consolidated Financial Statements of the Company's future filings would be similar to the following (marked to show changes to the Annual Report disclosures):

Goodwill:  Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired within the Drilling Rigs reporting unit. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment in accordance with ASC 350-20-35 (former SFAS No. 142 "Goodwill and Other Intangible Assets.") This guidance requires at least the annual testing for impairment, and not the amortization, of goodwill and other intangible assets with an indefinite life. The Company tests for impairment each year on December 31.

The Company tests goodwill for impairment by first comparing the carrying value of the Drilling Rigs reporting unit, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management, to its fair value. The Company estimates the fair value of the Drilling Rigs reporting unit by weighting the combination of generally accepted valuation methodologies, including both income and market approaches.

Securities and Exchange Commission
January 11, 2010

For the income approach, the Company discounts projected cash flows using a long-term weighted average cost of capital ("WACC") rate, which is based on the Company's estimate of the investment returns that market participants would require. To develop the projected net cash flows from the Company's Drilling Rigs reporting unit, which are based on estimated future utilization, day rates, projected demand for its services, and rig availability, the Company considers key factors that include assumptions regarding future commodity prices, credit market uncertainties and the effect these factors may have on the Company's contract drilling operations and the capital expenditure budgets of its customers. The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

For the market approach, the Company derives publicly traded company multiples from companies with operations similar to the Company's reporting units by using information publicly disclosed by other publicly traded companies and, when available, analyses of recent acquisitions in the marketplace.

If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. This is referred to as Step 1. If the fair value is determined to be less than the carrying value, a second step, or Step 2, is performed to compute the amount of the impairment, if any. In this process, an implied fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the implied fair value of goodwill below its carrying value represents the amount of goodwill impairment.

From the date the Company acquired Ocean Rig ASA in May 2008 through the annual goodwill impairment test performed on December 31, 2008, the market declined significantly and various factors negatively affected industry trends and conditions, which resulted in the revision of certain key assumptions used in determining the fair value of the Company's Drilling Rigs reporting unit and therefore the implied fair value of goodwill. During the second half of 2008, the credit markets tightened, driving up the cost of capital and therefore the Company increased the WACC rate. In addition, the economic downturn and the volatile oil prices resulted in a downward revision of projected cash flows from the Company's Drilling Rigs reporting unit in the Company's forecasted-discounted cash flows analysis for its 2008 impairment testing. Furthermore, the decline in the global economy negatively impacted publicly traded company multiples used when estimating fair value under the market approach. Based on results of the Company's annual goodwill impairment analysis and subsequent reconciliation to its market capitalization, the Company determined that the carrying value of the Company's goodwill was impaired. A total impairment charge of $700.5 million was recorded for the year ended December 31, 2008, which represents the write-off of all recorded goodwill in the Drilling Rigs reporting unit.

Securities and Exchange Commission
January 11, 2010

The Company's finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows: Trade Names, 10 years; Software, 10 years; and fair value of below and above market acquired time charters, over the life of the associated contract. In accordance with ASC 350-30-35 and ASC 360-10-35 (former SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets") the Company evaluates the potential impairment of finite-lived acquired intangible assets when there are indicators of impairment. The finite-lived intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable based on estimates of future undiscounted cash flows. In the event of impairment, the asset is written down to its fair value. An impairment loss, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Further downward pressure on the Company's operating results and/or further deterioration of economic conditions could result in additional future impairments of the Company's intangible assets. See "Significant Accounting Policies" and "Note (10), Acquisition of Ocean Rig ASA" to the Notes to Consolidated Financial Statements for additional information.

Notes to the Consolidated Financial Statements

Note 2(d) Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired within the Drilling Rigs reporting unit. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment in accordance with ASC 350-20-35 (former SFAS No. 142 "Goodwill and Other Intangible Assets"). This guidance requires at least the annual testing for impairment, and not the amortization, of goodwill and other intangible assets with an indefinite life. The Company tests for impairment each year on December 31.

Securities and Exchange Commission
January 11, 2010

The Company tests goodwill for impairment by first comparing the carrying value of the Drilling Rigs reporting unit, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management, to its fair value. The Company estimates the fair value of the Drilling Rigs reporting unit by weighting the combination of generally accepted valuation methodologies, including both income and market approaches.

For the income approach, the Company discounts projected cash flows using a long-term weighted average cost of capital ("WACC") rate, which is based on the Company's estimate of the investment returns that market participants would require. To develop the projected net cash flows from the Company's Drilling Rigs reporting unit, which are based on estimated future utilization, day rates, projected demand for its services, and rig availability, the Company considers key factors that include assumptions regarding future commodity prices, credit market uncertainties and the effect these factors may have on the Company's contract drilling operations and the capital expenditure budgets of its customers.

For the market approach, the Company derives publicly traded company multiples from companies with operations similar to the Company's reporting units by using information publicly disclosed by other publicly traded companies and, when available, analyses of recent acquisitions in the marketplace.

If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. This is referred to as Step 1. If the fair value is determined to be less than the carrying value, a second step, or Step 2, is performed to compute the amount of the impairment, if any. In this process, an implied fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the implied fair value of goodwill below its carrying value represents the amount of goodwill impairment.

From the date the Company acquired Ocean Rig ASA in May 2008 through the annual goodwill impairment test performed on December 31, 2008, the market declined significantly and various factors negatively affected industry trends and conditions, which resulted in the revision of certain key assumptions used in determining the fair value of the Company's Drilling Rigs reporting unit and therefore the implied fair value of goodwill. During the second half of 2008, the credit markets tightened, driving up the cost of capital and therefore the Company increased the rate of a long-term weighted average cost of capital. In addition, the economic downturn and the volatile oil prices resulted in a downward revision of projected cash flows from the Company's Drilling Rigs reporting unit in the Company's forecasted-discounted cash flows analysis for its 2008 impairment testing. Furthermore, the decline in the global economy negatively impacted publicly traded company multiples used when estimating fair value under the market approach. Based on results of the Company's annual goodwill impairment analysis and subsequent reconciliation to its market capitalization, the Company determined that the carrying value of the Company's goodwill was impaired. A total impairment charge of $700.5 million was recorded for the year ended December 31, 2008, which represents the write-off of all recorded goodwill in the Drilling Rigs reporting unit (Note 10).

Securities and Exchange Commission
January 11, 2010

The Company's finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows: Trade Names, 10 years; Software, 10 years; and fair value of below and above market acquired time charters, over the life of the associated contract. In accordance with ASC 350-30-35 and ASC 360-10-35 (former SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets") the Company evaluates the potential impairment of finite-lived acquired intangible assets when there are indicators of impairment. The finite-lived intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable based on estimates of future undiscounted cash flows. In the event of impairment, the asset is written down to its fair value. An impairment loss, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value. For finite-lived intangible assets, no impairment was recognized during any period presented.

Form 6-K for the month of October 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations Nine months ended September 30, 2009 compared to Nine months ended September 30, 2009

Revenues, page 2

2.
With respect to your Drybulk Carrier segment, we note that voyage revenues decreased by $405.9 million, or 55% during the nine months ended September 30, 2009 as compared to the comparable period of 2008, primarily due to the substantially decreased hire rates earned during the 2009 period. However, in spite of this significant decline in revenues associated with this segment, we note no discussion in the Company's interim financial statement or MD&A with regards to whether an updated impairment analysis was performed with respect to the long-lived assets associated with the Drybulk Carrier segment.

Securities and Exchange Commission
January 11, 2010

Given this significant decline in revenues, supplementally advise us of whether you performed an updated interim impairment test of the long-lived assets associated with this segment pursuant to the guidance in Topic ASC 360-10-35 (paragraph 8 of SFAS 144). If not, please explain in detail why you did not believe the significant decline in revenues resulting from decreased hire rates experienced during the first nine months of 2009 as compared to the comparable period of the prior year, did not represent a significant adverse change in business climate that could affect the value of the assets of this segment and which would trigger an updated impairment analysis pursuant to ASC Topic 360-10-35.

Assuming a satisfactory response, please significantly expand MD&A in future filings to explain why you do not believe a decline in revenues of this magnitude was indicative of a potential impairment in the recorded values of your vessels and explain why an updated impairment analysis with respect to your vessels was not performed during the first nine months of 2009, if applicable. As part of your response, please also supplementally advise us whether you expect an impairment charge for the year ended December 31, 2009 as a result of this negative trend in revenues.

In response to the Staff's comment, the Company provides the Staff with an explanation of its process and rationale for assessing the impairment of its drybulk vessels representing long-lived assets in the DryBulk Carrier reportable segment during the year ended December 31, 2008, and nine-month period ended September 30, 2009.

The major decline in drybulk vessel charter rates commenced during the fourth quarter of 2008. The Baltic Drybulk Index (the "BDI"), the primary barometer of charter rates in the drybulk shipping industry, declined from a historical high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone.

The Company considered this sudden and sharp downturn in the drybulk charter rates and drybulk vessel values to be an impairment indicator. Therefore, the Company reviewed its vessels for recoverability during the fourth quarter of 2008 in accordance with ASC 360-10-35-21. The results of this impairment test indicated that the undiscounted forecasted cash flows expected to be generated from the use of the Company's vessels, considering the declining chartered rates, was nevertheless higher than the carrying amount of the vessels. As a result of this analysis, the Company did not recognize any impairment losses for its drybulk carriers in its financial statements for the year ended December 31, 2008.

Securities and Exchange Commission
January 11, 2010

During 2009, the freight market recovered from its December 2008 lows. As of March 31, 2009, June 30, 2009 and September 30, 2009, the BDI index was at 1,615; 3,757 and 2,220, respectively. Notwithstanding this relative market upturn as compared to December 31, 2008, the Company reviewed its vessels for recoverability considering lower charter rates in 2009 as compared with 2008 during each interim period in 2009 in accordance with ASC 360-10-35-21. The undiscounted forecasted cash flows expected to be generated from the use of the Company's vessels was higher than the carrying amount of the vessels, even when the rates continued to decline. Therefore, the Company concluded that no impairment losses should be recognized during each interim period of 2009.

As of December 24, 2009, the BDI index was at 3,005, which continues to be an impairment indicator. The Company respectfully advises the Staff that it intends to review its vessels classified as held and used for recoverability at year end. However, the Company does not expect an impairment charge for the year ended December 31, 2009 because it believes the carrying amount of its vessels will be recovered by undiscounted future cash flows, considering the results of the interim impairment tests and the subsequent increases in charter rates and the BDI index.

The Company's proposed disclosure to be included in the Critical Accounting section of the Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company's future filings would be similar to the following (marked to show changes to the Annual Report disclosure):

Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a vessel by vessel or drilling rig by drilling rig basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset.

No impairment indicators were present and therefore no impairment losses were recorded in the year ended December 31, 2007.

Securities and Exchange Commission
January 11, 2010

As at December 31, 2008 and 2009, as well as at the end of each quarterly reporting period ended during 2009, the Company performed an impairment review of the Company's long-lived assets due to the global economic downturn, the significant decline in charter rates in the drybulk shipping industry and the outlook of the oil services industry. The Company compared undiscounted cash flows with the carrying values of the Company's long-lived assets to determine if the assets were impaired. In developing estimates of future cash flows, the Company relied upon assumptions made by management with regard to the Company's vessels and drilling rigs, including future charter rates, utilization rates, operating expenses, future dry docking costs and the estimated remaining useful lives of the vessels and drilling rigs. These assumptions are based on historical trends as well as future expectations in line with the Company's historical performance and the Company's expectations for future fleet utilization under its current fleet deployment strategy, and are consistent with the plans and forecasts used by management to conduct its business. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, the Company's accounting estimates might change from period to period. As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary.

Note 5. Transactions with Related Parties, page F-9

3.
We note the disclosure in Note 5 indicating that in connection with the cancellation of certain contracts to acquire vessels from certain affiliated and unaffiliated parties, the Company issued 6.5 million shares to entities that are unaffiliated with the Company and which were nominated by the third party sellers and 3.5 million "out of the money" warrants to entities controlled by George Economou, the company's President. We also note from the disclosure in Note 5 that because the affiliated entities received less consideration to cancel the contracts than the unaffiliated third parties, the Company's president was deemed to have made an investors contribution to the Company. We further note that in connection with this transaction, a cancellation fee of $53,321 was recorded in "contract termination fee and forfeiture of vessel deposits" in the statement of operations and that this included $23,855 related to the common shares issued to third parties, $5,392 related to the warrants issued to entities affiliated with George Economou, and $24,074 related to the deemed contribution by George Economou.

With regards to this transaction, please tell us and revise the notes to the Company's financial statements in future filings to explain how the Company valued the consideration issued to each of these parties as well as how you calculated the capital contribution recognized in connection with the 3.5 million warrants issued to entities affiliated with George Economou.

Securities and Exchange Commission
January 11, 2010

In response to the Staff's comment, the Company provides the Staff with an explanation of the valuation of the consideration issued to each of the parties and the calculation of the capital contribution recognized in connection with the cancellation of the contract to purchase nine Capesize drybulk carriers.

In October 2008, the Company agreed to purchase nine Capesize drybulk carriers for a total consideration of 19.4 million of the Company's common shares and the assumption of an aggregate of $478.3 million in debt and future commitments. Under the terms of the purchase contract, the nine vessels were expected to be delivered, and a consideration of 19.4 million shares were expected to be issued, following the closing date of the transaction. The sellers of four of the vessels were unaffiliated third parties while the sellers of five of the vessels were related party entities affiliated with George Economou. On January 21, 2009, upon the recommendation of the Audit Committee, which consists of three independent directors, the Board of Directors approved the cancellation of this transaction in exchange for the following consideration:

1.	For the unrelated party sellers of four of the vessels, aggregate consideration of 6.5 million of the Company's common shares subject to a six-month lock up.

2.
For the related party sellers of five of the vessels, an aggregate of 3.5 million of the Company's out-of-the-money warrants (to purchase Company's common shares), with strike prices in the range of $20 to $30 per share, subject to an 18-month "lock-up" period and expiring after five years.

On March 6, 2009, the parties executed stock purchase and termination and release agreements to effect the cancellation. On April 8, 2009, the Company issued the 6.5 million of the Company's common shares and 3.5 million of the Company's warrants.

In determining when to record the consideration for the cancellation of this transaction, the Company referred to ASC 420-10-30-7, which states that costs to terminate a contract should be recognized and measured at their fair value when an entity terminates the contract in accordance with the contract terms. Since the termination and release agreement was executed on March 6, 2009, the fair value of the Company's 6.5 million common shares and 3.5 million warrants, which were issued to terminate the purchase commitment, was measured on that date.

When measuring the fair value of the common shares, the Company applied the provisions of ASC 420-10-30-2, ASC 718-10 SAB Topic 14.A "Share-Based Payment Transactions with Nonemployees" and ASC 505-50. Thus, the fair value of the Company's 6.5 million common shares issued to unrelated party sellers was determined using the closing price of the Company's common shares on the contract termination date (i.e., March 6, 2009) of $3.67 per share or an aggregate fair value of $23,855,000.

When measuring the fair value of the 3.5 million warrants, the Company applied provisions of ASC 718-10 SAB Topic 14.A "Share-Based Payment Transactions with Nonemployees" and ASC 505-50. Thus, the fair value of the Company's 3.5 million warrants issued to related party sellers of $5,392,000 was determined using the Black-Scholes Model with the Company's common shares as the underlying security.

Securities and Exchange Commission
January 11, 2010

In addition, the Company applied the guidance in ASC 225-10-S-99 SAB Topic 5.T, "Accounting For Expenses or Liabilities Paid By Principal Shareholder(s)" and concluded that the Company should recognize an expense for the fair value of compensation that the Company would have paid to a third party to cancel the contract with related parties to purchase five of the nine vessels. The Company calculated the fair value of the cancellation consideration of $29,466,000 by using the loss of value of the five vessels method (i.e., the difference between the acquisition price of $299,466,000 and the fair value of the vessels of $270,000,000). The acquisition price consisted of the non-cash consideration of 8,864,719 of the Company's common shares valued at $32,527,000, based on the price of the Company's common shares at the contract cancellation date and a fair value of assumed liabilities of $266,932,000, which includes variable rate long-term debt. The fair value of the vessels was estimated based on the formal independent brokers' valuations of the five vessels on the cancellation date. Since the fair value of the 3.5 million warrants was $5,392,000, the Company recorded an increase in additional paid-in capital of $24,074,000, which represents the deemed contribution by George Economou.

The Company's proposed disclosure in the notes to its financial statements in future filings would be similar to the following (marked to show changes made to the Current Report disclosure):

Cancellation of the acquisition of nine Capesize vessels: In October 2008, the Company agreed to purchase the ship-owning companies of nine Capesize drybulk carriers for an aggregate purchase price of $1.17 billion from clients of Cardiff, including affiliates of George Economou, the Company's Chairman and Chief Executive Officer, and unrelated third parties, consisting of 19.4 million Company common shares and the assumption of an aggregate of $478,300 in debt and future commitments. In light of the considerable subsequent decrease in the asset values for the nine Capesize vessels, the Company reached an agreement with the sellers to cancel this transaction. The cancellation of the acquisition was approved by the independent members of the Company's Board of Directors on January 21, 2009, and the termination and release agreements were signed on March 6, 2009. The consideration for canceling the transaction consisted of 6.5 million common shares issued to entities that are unaffiliated with the Company nominated by the third-party sellers, which common shares were subject to a six-month lock up period, and 3.5 million "out-of-the-money" warrants issued to entities controlled by Mr. Economou. As these affiliated entities received less consideration to cancel these contracts than the unrelated third parties, Mr. Economou was deemed to have made an investor's contribution to the Company's capital.

Securities and Exchange Commission
January 11, 2010

The shares and warrants were issued on April 9, 2009. Each warrant entitles the holder to purchase one share of the Company's common stock. These warrants have a cost of $0.01 and strike prices, depending on the relevant tranches, of between $20 and $30 per share. The warrants are subject to an 18-month "lock up" period and expire after five years.

The costs of this cancellation are summarized as follows:

Amount (in thousands USD)
Compensation to unrelated parties (a)	23,855
Compensation to related parties (b)	29,466
Total cancellation fee recorded in "Contract termination fee and forfeiture of vessel deposits"	$53,231

(a)
The fair value of the Company's 6.5 million common shares issued to the third-party sellers was measured on March 6, 2009 (i.e., the date when the Company terminated the contract in accordance with its terms) using the closing stock price of $3.67 per share or an aggregate fair value of $23,855.

(b)
The fair value of the compensation to terminate the purchase commitment with the related parties on five of the nine vessels was $29,466 was measured using the loss of value method (calculated as the difference between the acquisition price and the fair value of the five vessels using independent brokers' valuations). A portion of such compensation was in the form of the Company's warrants with the fair value of $5,392, which was determined using the Black-Scholes Model with the Company's common shares as the underlying security.

Note 5. Transactions with Related Parties, page F-11

Note 11. Capital Stock and Additional Paid-in Capital, page F-20

4.
We note the disclosure in Note 5 indicating that on May 15, 2009, the Company's wholly owned subsidiary Primelead Shareholders Inc., acquired the full equity interests in Drillships Holdings Inc., the owner of Hulls 1837 and 1838 newbuilding advanced capability drillships from certain unrelated parties and certain entities affiliated with George Economou, the Company's president. We also note from the disclosure in Note 5 that as consideration for the acquisition, Primelead Shareholders Inc. issued to the sellers the number of common shares equaling 25% of Primelead Shareholders Inc. issued and outstanding common shares as of May 15, 2009. We further note that the consideration paid to the related party sellers was determined based on various fair value valuation methods.

Securities and Exchange Commission
January 11, 2010

With regards to this transaction, please explain in further detail how the Company valued the shares of Primelead Shareholders Inc. that were issued to both the affiliated and unaffiliated parties in this transaction. If the shares issued to the affiliated and unaffiliated parties were valued differently, please explain why. Also, please indicate weather the affiliated entities were considered to be under common control with the Company. If so, please explain why you believe it was appropriate to value the shares issued to these affiliates at fair value.

The Company respectfully advises the Staff that on October 3, 2008, Primelead Shareholders Inc. ("Primelead"), the Company's wholly-owned subsidiary, entered into a Share Purchase Agreement with certain related and unrelated entities to acquire all of such entities' equity interests in Drillships Holdings Inc. ("Drillships Holdings"), in exchange for 25% of the then issued and outstanding common stock of Primelead. This Share Purchase Agreement was subject to certain closing conditions, which the parties to the contract fulfilled on May 15, 2009. On that date, the closing of the transaction took place and the Company issued shares equivalent to 25% of Primelead's then issued and outstanding common shares to the sellers based on their relative equity ownership percentages in Drillships Holdings.

This transaction was approved by the Company's Audit Committee, which consists of three independent directors. In connection with its analysis of the fairness of the transaction, in October 2008, the Audit Committee engaged an investment bank to provide to the Committee a fairness opinion on the transaction as well as a detailed presentation. Based on the fairness opinion, the presentation and its own analyses, the Committee concluded that the consideration representing 25% of the then issued and outstanding common stock of Primelead was fair.

The Company considered ASC 805-10-15 in determining whether the business combination represents an exchange of equity interests between entities under common control. Management concluded that no common control existed between the two entities because before and after the transaction: (i) no one shareholder held more than 50% of the voting ownership interest of each entity, (ii) immediate family members of any individual shareholder did not hold more than 50% of the voting ownership interest of each entity and (iii) no group of shareholders held more than 50% of the voting ownership interests of each entity. As such, the shares issued to the affiliated and unaffiliated parties were not valued differently.

Securities and Exchange Commission
January 11, 2010

ASC 805-50-30-2 provides guidance when the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued). The measurement is based on either the cost to the acquiring entity or the fair value of the assets (or net assets) acquired, whichever is more clearly evident, and thus, more reliably measurable. In line with this accounting guidance, the Company determined that the fair value of the acquired assets and assumed liabilities of Drillships Holdings (a non-operating entity with assets consisting only of two advanced capability drillships under construction and liabilities consisting primarily of borrowings) was more clearly evident, and thus, more reliably measurable than the fair value of the consideration representing 25% of the then issued and outstanding common stock of Primelead (an operating private entity, an owner and operator of two ultra deepwater semi-submersible drilling rigs and two ultra deepwater advanced capability drillships under construction).

When determining the fair values of the acquired assets and assumed liabilities of Drillships Holdings on May 15, 2009, the most significant estimate was the fair value of its two ultra deepwater advanced capability drillships under construction. When determining the fair value of the two drillships under construction, the Company used multiple valuation techniques in accordance with ASC 820-10 and equally weighted the fair values, which were determined by using income (discounted cash flow) and current cost replacement approaches.

The main inputs used in the discounted cash flow approach in determining the fair value of the two drillships under construction were (i) daily hire rates, (ii) daily operating costs, (iii) maintenance capital expenditures, (iv) the WACC rate, and (v) the fair value of the unpaid purchase price.

The fair value of the two drillships under construction, using the current cost replacement approach, was determined by deducting the fair value of the unpaid purchase price from the fair value of comparable fully completed drillships obtained from independent brokers.

5.
In a related matter, we note from the disclosure in Note 5 that on July 15, 2009, the Company acquired the remaining 25% of the total issued and outstanding capital stock of Primelead Shareholders Inc. from minority interests. We also note that the consideration paid for the 25% interest consisted of a one-time $50,000 cash payment and the issuance of the Company's Series A Convertible Preferred Stock with an aggregate face value of $280M, and a fair value of $268M. Given that the 25% interest in Primelead Shareholders Inc was issued in May, please explain why the Company subsequently reacquired this interest in July 2009. Also, please supplementally advise us and expand your disclosure to explain how you accounted for this transaction in the company's financial statements, including how you determined the fair value of the preferred stock issued, and the accounting literature you relied upon in determining your accounting treatment. Also, please clarify whether any of the parties to this transaction were considered to be under common control with the Company.

Securities and Exchange Commission
January 11, 2010

The Company respectfully advises the Staff that, as stated in the Company's response to Staff's comment No. 4 above, the share purchase agreement to acquire 100% of Drillships Holdings in exchange for 25% of the then total issued and outstanding capital stock of Primelead was entered into on October 3, 2008. This transaction was subject to certain closing conditions, which were fulfilled on May 15, 2009, the closing date of the transaction. The Company further advises the Staff that Primelead (renamed "Ocean Rig UDW Inc." in 2009) is the holding company of the Company's drilling rig unit. Following the acquisition of the two drillships, the Company had considered various strategic options, including financing and spin off or IPO options for its drilling rig unit.

The financial crisis that began in the fourth quarter of 2008 adversely impacted worldwide credit markets and significantly reduced the availability of loans to the offshore industry, which includes ship and drillrig owners. The Company therefore concluded that its strategic options were more limited if the unit included a minority interest and that the Company would have more flexibility in dealing with Primelead if it owned 100% of that subsidiary. Accordingly, management decided to acquire this minority stake from the related and unrelated third-party interests.

As with the transaction referred to in the Staff's comment No. 4 above, due to the existence of a related party relationship between the Company and the related party minority interests, the Audit Committee engaged an investment bank to provide to the Committee a fairness opinion on the value of the transaction as well as a detailed presentation. Upon consideration, the Committee concluded that the consideration consisting of $50 million in cash and the $280 million face value of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") was fair. The closing of the transaction took place on July 15, 2009.

As with the previous transaction, the Company concluded that no common control exists between the entities because before and after the transaction: (i) no one shareholder held more than 50% of the voting ownership interest of each entity, (ii) immediate family members of any individual shareholder did not hold more than 50% of the voting ownership interest of each entity and (iii) no group of shareholders held more than 50% of the voting ownership interests of each entity.

The Company accounted for its acquisition of the 25% of the total issued and outstanding capital stock Primelead under ASC 810-10-45-22 and ASC 810-10-45-23 since the Company continues to have a controlling financial interest in Primelead. Accordingly, the transaction was accounted for as an equity transaction with no gain or loss recorded in the statement of operations or comprehensive income. The difference between the fair value of the consideration paid and the amount of the non-controlling interest was recognized in equity attributable to the parent.

Securities and Exchange Commission
January 11, 2010

The Company determined that the fair value of the 25% of the total issued and outstanding capital stock of Primelead is more reliably measurable than the fair value of the Preferred Stock issued since the Preferred Stock was not publicly traded and since Primelead's operations and business were not as significant and were less complex than that of the Company. The Company determined that $318 million is the fair value of the 25% of the total issued and outstanding capital stock of Primelead in accordance with ASC 820-10-35 by weighting the fair values derived using three valuation methods: (i) the fair value of the net assets of Primelead, (ii) the discounted cash flow method, and (iii) the comparable company approach (with public companies in the drilling rig industry). Based on foregoing, the Company recorded the Preferred Stock at $268 million, which was calculated as the fair value of the 25 of the total issued and outstanding capital stock of Primelead of $318 million less the cash consideration of $50 million.

The Company's proposed disclosure in the notes to the financial statements for future filings would be similar to the following (marked to show changes made to the Current Report disclosure):

11. Capital Stock and Additional Paid-in Capital

Issuance of Series A Preferred Stock

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Primelead Shareholders Inc. (refer to Note 5). The aggregate face value of these shares was $280,000 and the fair value of the Preferred Stock was determined by management to be $268,000.

The changes in the Company's ownership interest in Primelead Shareholders Inc. did not represent a change in control and therefore the Company accounted for this transaction as an equity transaction with no gain or loss recorded in the statement of operations or comprehensive income. The difference between the fair value of the 25% of the total issued and outstanding capital stock of Primelead Shareholders Inc. and the amount the non-controlling interest was recognized as equity attributable to the parent.

The Company determined that the fair value of the 25% of the total issued and outstanding capital stock of Primelead Shareholders Inc. is more reliably measurable than the fair value of the preferred stock issued. The Company determined that $318,000 is the fair value of the 25% of the outstanding common shares of Primelead Shareholders Inc. in accordance with fair value guidance by weighting the fair values derived using the following three valuation methods: (i) Fair value of the net assets of Primelead Shareholdings Inc., (ii) Discounted cash flow method, and (iii) Comparable company approach. Based on foregoing, the Company recorded the preferred stock at $268,000, which was calculated as the fair value of the 25% of the total issued and outstanding capital stock of Primelead Shareholdings Inc. of $318,000 less cash consideration of $50,000.

* * * * *

Securities and Exchange Commission
January 11, 2010

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Arthur Kozyra at (212) 574-1363.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc: Mr. George Economou
DryShips Inc.
80 Kifissias Avenue
Amaroussion 151 25
Athens, Greece

SK 23113 0002 1061413